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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.         )*

NZ Corporation (Name of Issuer)
Common Stock, no par value (Title of Class of Securities)
629497108 (CUSIP Number)
Phil Radlick Chief Executive Officer Lipid Sciences, Inc. 7068 Koll Center Parkway, Suite 401 Pleasanton, California 94566 (925) 249-4000	with a copy to: Joseph M. Lesko Heller Ehrman White & McAuliffe 4250 Executive Square, 7th Floor La Jolla, California 92037 (858) 450-8400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 9, 2001 (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  / /.

    NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 8 Pages

CUSIP No. 629497108	SCHEDULE 13D	Page 2 of 8 Pages

(1)	Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
	Lipid Sciences, Inc.		I.D. No. 52-2171573

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group*	(b)	/x/

(3)	SEC Use Only

(4)	Source of Funds*
WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		(7)	Sole Voting Power
0

		(8)	Shared Voting Power
2,985,583 (1)

		(9)	Sole Dispositive Power
0

		(10)	Shared Dispositive Power
0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person
2,985,583 (1)

(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

(13)	Percent of Class Represented by Amount in Row (11)
43.8%

(14)	Type of Reporting Person*
CO

*SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF THE COVER PAGE RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

    (1)  Lipid Sciences, Inc. ("Lipid") has entered into a Stock Purchase Agreement, dated July 9, 2001 (the "Stock Purchase Agreement"), with Sun NZ, L.L.C. ("Sun NZ"), pursuant to which Sun NZ has (1) agreed to sell 1,505,402 shares (the "Purchased Shares") of NZ Corporation's common stock to Lipid at a price per share of $8.00; (2) agreed to vote all of the shares of NZ Corporation's common stock held of record or beneficially owned by Sun NZ or over which Sun NZ has the right to direct the vote (together the "Voting Securities"), under the terms of the Stock Purchase Agreement as follows: (a) in favor of the Merger Agreement (as defined herein) and the Merger (as defined herein), the approval of the terms thereof and all the transactions contemplated thereby, and any other transaction proposed by NZ Corporation (the "Issuer"), including, but not limited to voting in favor of each of the proposals to (i) change the name of the Issuer to "Lipid Sciences, Inc.," (ii) increase the capitalization of the Issuer, (iii) elect the persons specified in the Merger Agreement as directors of the Issuer, (iv) eliminate the provision in the Issuer's Articles of Incorporation (the "Articles") that each director must also be a stockholder of the Issuer, (v) add a provision to the Articles relating to Sun NZ's right to nominate persons to the Issuer's board of directors, and (vi) approve the Issuer's 2001 Performance Equity Plan; (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of Sun NZ under the Stock Purchase Agreement; and (c) against any of the following, except as contemplated in the Merger Agreement: (i) any extraordinary corporate transaction or (ii) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries and affiliates or a reorganization, recapitalization or liquidation of the Issuer; and (3) granted to Lipid an irrevocable proxy to vote Sun NZ's shares of Issuer's common stock in a manner consistent with (2) above.

    Lipid's power to direct the voting of the Voting Securities will be revoked if the "fundamental economic provisions" of the Merger Agreement are modified by the Issuer and Lipid. "Fundamental economic provisions" means the following: (i) the conversion ratio of 1.55902 set forth in the Merger Agreement is increased, (ii) the Right as provided in Section 1.6(c)(ii) of the Merger Agreement is eliminated, (iii) the initial Closing Price of $12 is decreased, the period of 20 days is decreased, the Minimum Volume of 1,500,000 is decreased or the number of days in the Hundred Day Average price is changed, each as set forth in Section 1.6(c)(iii) of the Merger Agreement, (iv) the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is withdrawn prior to the Effective Time of the Merger (as defined in the Merger Agreement), (v) the provisions of Section 5.8 of the Merger Agreement are modified to not appoint the persons who are the nominees of Sun NZ, (vi) the provisions of Sections 5.17 or 5.18 of the Merger Agreement are modified, (vii) the dollar amounts set forth in Section 9.2 of the Merger Agreement are modified as follows, the $200,000 amount is increased or the $650,000 amount is decreased, and (viii) any other provision that modifies the fundamental rights or obligations of the Issuer or Lipid.

Item 1. Name of Issuer:

    This Schedule 13D relates to the common stock, no par value, of NZ Corporation, an Arizona corporation (the "Issuer"). The principal executive offices of the Issuer are located at 333 North 44th Street, Suite 420, Phoenix, Arizona 85008.

Item 2. Identity and Background.

    This schedule is filed on behalf of Lipid Sciences, Inc., a Delaware corporation ("Lipid"). Lipid is a medical technology company engaged in the research and development of products focused on treating major medical indications in which a lipid component plays a key role. The address of Lipid's principal business and its principal office is 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

    The following is a list of the executive officers and directors of Lipid:

Phil Radlick, Ph.D, Chief Executive Officer, President and Director;

Barry D. Michaels, Chief Financial Officer;

Jo-Ann Maltais, Ph.D, Vice President Scientific Affairs;

Robert J. Chin, Ph.D, Vice President Clinical and Regulatory Affairs;

Dale Richardson, Vice President Sales and Marketing;

Susan A. Capello, Vice President Intellectual Property;

Marc Bellotti, Vice President Product Development;

Christopher A. Marlett, Chairman of the Board;

Bill E. Cham Ph.D, Director; and

Gary S. Roubin, M.D., Ph.D, Director.

    The present principal occupations of all of the executive officers of Lipid are as executive officers of Lipid. The business addresses of each of the executive officers of Lipid is 7068 Koll Center Parkway, Suite 401, Pleasanton, California 94566.

    Dr. Cham's principal occupation is the Director at Aruba International, a medical research and development concern in Australia. The address of Aruba International and Mr. Cham's principal business address is 1645 Ipswitch Road, Unit 14, Rocklea, Queensland, Australia.

    Mr. Marlett's principal occupation is as a manager of MDB Capital Group LLC, an investment banking firm. The address of MDB Capital Group LLC and Mr. Marlett's principal business address is 401 Wilshire Boulevard, Santa Monica, California 90401.

    Dr. Roubin's principal occupation is the Director of Endovascular Therapy at Lenox Hill Hospital in New York. The address of Lenox Hill Hospital and Mr. Roubin's principal business address is 350 E. 79th Street 23A, New York, New York 10021.

    During the last five years, neither Lipid nor any person named in this Item 2 has been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    Each of the individuals named in this Item 2 is a citizen of the United States of America, except that Dr. Cham is a citizen of the Netherlands and Dr. Roubin is a citizen of Australia.

Item 3. Source and Amount of Funds and Other Consideration.

    Lipid has entered into a Stock Purchase Agreement with Sun NZ, L.L.C. ("Sun NZ"), dated July 9, 2001 (the "Stock Purchase Agreement"), to purchase 1,505,402 shares of the Issuer's common stock from Sun NZ. Reference is made to Item 4 for a further description of the transaction. The source of funds to purchase the shares of the Issuer's common stock will be Lipid's working capital. The amount of funds to be used to purchase the shares of the Issuer's common stock is $12,043,216.

Item 4. Purpose of Transaction.

    On July 9, 2001, Lipid entered into a Stock Purchase Agreement with Sun NZ to purchase shares of the Issuer's common stock. Concurrently, Lipid entered into an Agreement and Plan of Merger (the "Merger Agreement") with the Issuer, which provides that Lipid will merge with and into the Issuer (the "Merger"), with the Issuer being the surviving corporation after the Merger. Under the terms of the Stock Purchase Agreement, Sun NZ has agreed to vote all the shares of the Issuer's common stock that it owns in favor of the Merger. The closing of each of the Merger and the Stock Purchase Agreement is conditioned on the closing of the other.

    The name of the surviving corporation will be changed to Lipid Sciences, Inc. If the Merger is completed, Lipid stockholders will receive 1.55902 shares of the Issuer's common stock for each share of Lipid's common stock, and the holders of warrants and options to acquire shares of Lipid's common stock will receive the right to acquire equivalent shares of Issuer's common stock, based on the share exchange ratio set forth in the Merger Agreement. The authorized shares of the Issuer's capital stock will be increased from 40,000,000 to 85,000,000 shares, of which 75,000,000 will be designated shares of common stock and 10,000,000 shares will be designated as shares of preferred stock.

    Following the Merger, the Issuer's Articles of Incorporation and bylaws will govern the surviving corporation. The Issuer's Articles of Incorporation will be amended to remove the requirement that each director of the Issuer also must be a stockholder of the Issuer and to provide the right of Sun NZ to nominate up to one-third of the number of the Issuer's directors while Sun NZ owns a certain minimum number of the Issuer's shares of common stock.

    Under the terms of the Merger Agreement, following the closing, Messrs. William A. Pope, Christopher A. Marlett, Phil Radlick, Bill E. Cham, Gary S. Roubin and Frank M. Placenti will be the directors of the surviving corporation. Each director's term will run for the time remaining in that director's class. In addition, as a condition of the Merger, the seven current officers of Lipid will continue to serve in their respective capacities as officers of the surviving corporation. Messrs. R. Randy Stolworthy and Jerome L. Joseph, currently officers of the Issuer, will remain employed following the Merger to assist with the orderly liquidation of substantially all of the Issuer's assets.

    After the Merger is completed, Lipid currently intends that the business of the surviving corporation will primarily be that of Lipid prior to the Merger. The Issuer and Lipid expect to liquidate the assets held by NZ immediately prior to the merger over a period of time in order to fund the operations of the surviving corporation.

    Consummation of the Merger is subject to certain customary closing conditions, including: (1) without supplementation, the representations and warranties of the Issuer and Lipid set forth in the Merger Agreement are materially true and correct in all respects as of the Merger's closing date; (2) the Issuer and Lipid have performed and complied with all of their covenants, obligations and agreements contained in the Merger Agreement; (3) the Issuer and Lipid have received written evidence satisfactory to them that all consents and approvals required for the consummation of the transactions contemplated hereby have been obtained, and all required filings have been made; (4) the Issuer and Lipid have received all of the agreements, documents and items specified in the Merger Agreement; (5) each of the Issuer or Lipid has not suffered any material adverse change in its assets, liabilities, prospects, financial condition or business; (6) no action or proceeding by any governmental authority or other person has been instituted or threatened that is likely to have a material adverse effect on either the Issuer or Lipid, or could enjoin, restrain or prohibit, or could result in substantial damages in respect of, any provision of the Merger Agreement or the consummation of any related transactions; (7) the Issuer and Lipid have received certain legal opinions; (8) the stockholders of the Issuer and Lipid have approved the Merger; (9) the registration statement on Form S-4 has been declared effective by the SEC and no stop order is threatened or effective against the registration statement; (8) the fairness opinion of the Issuer's financial advisor has not been withdrawn; (10) the Stock Purchase Agreement is in full force and effect and the transactions contemplated thereby have been consummated immediately prior to the Merger; (11) the Issuer's stockholders have approved the amendments to the Issuer's certificate of incorporation to the effect that the Issuer's name will be changed to Lipid Sciences, Inc., the shares of the Issuer's authorized stock will be increased to 85,000,000 and the Issuer's authorized shares of common stock will be increased to 75,000,000, the requirement that each of the Issuer's directors must also be a stockholder has been removed, and Sun NZ shall have the right to nominate persons to the board as set forth in the Stock Purchase

Agreement; (12) the Issuer's 2001 Performance Equity Plan has been approved; (13) the directors identified in the Merger Agreement as directors of the surviving corporation have been elected as directors as of the effective time, as that term is defined in the Merger Agreement; (14) during the period commencing on the date the registration statement on Form S-4 is declared effective by the SEC and the effective time, as that term is defined in the Merger Agreement, a volume of 250,000 shares or more of the Issuer's common stock has traded at a sale price per share of $6.50 or more; (15) Lipid has entered into a consulting agreement with Dr. Bill E. Cham, which agreement will be reasonably satisfactory to the Issuer; (16) Lipid has entered into agreements with each of its employees as of the date of the Merger Agreement that provide that their work is the property of Lipid and otherwise protects the intellectual property of Lipid; and (17) the Issuer's directors in office immediately prior to the effective time, as that term is defined in the Merger Agreement, will tender their resignation as the Issuer's directors.

Item 5. Interest in Securities of the Issuer.

    Lipid has the right to acquire 1,505,402 shares, or 22.1% of the Issuer's common stock pursuant to the Stock Purchase Agreement. Lipid beneficially owns 2,985,583 shares (the "Voting Securities"), or 43.8% of the Issuer's common stock because Lipid has the power to direct the voting of these shares of the Issuer's common stock under the terms of the Stock Purchase Agreement as follows: (a) in favor of the Merger Agreement and the Merger, the approval of the terms thereof and all the transactions contemplated thereby, and any other transaction proposed by the Issuer, including, but not limited to voting in favor of each of the proposals to (i) change the name of the Issuer to "Lipid Sciences, Inc.," (ii) increase the capitalization of the Issuer, (iii) elect the persons specified in the Merger Agreement as directors of the Issuer, (iv) eliminate the provision in the Issuer's Articles of Incorporation (the "Articles") that each director must also be a stockholder of the Issuer, (v) add a provision to the Articles relating to Sun NZ's right to nominate persons to the Issuer's board of directors, and (vi) approve the Issuer's 2001 Performance Equity Plan; (b) against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of Sun NZ under the Stock Purchase Agreement; and (c) against any of the following, except as contemplated in the Merger Agreement: (i) any extraordinary corporate transaction or (ii) a sale or transfer of a material amount of assets of the Issuer or its subsidiaries and affiliates or a reorganization, recapitalization or liquidation of the Issuer.

    Lipid's power to direct the voting of the Voting Securities will be revoked if the "fundamental economic provisions" of the Merger Agreement are modified by the Issuer and Lipid. "Fundamental economic provisions" means the following: (i) the conversion ratio of 1.55902 set forth in the Merger Agreement is increased, (ii) the Right as provided in Section 1.6(c)(ii) of the Merger Agreement is eliminated, (iii) the initial Closing Price of $12.00 is decreased, the period of 20 days is decreased, the Minimum Volume of 1,500,000 is decreased or the number of days in the Hundred Day Average price is changed, each as set forth in Section 1.6(c)(iii) of the Merger Agreement, (iv) the opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. is withdrawn prior to the Effective Time of the Merger (as defined in the Merger Agreement), (v) the provisions of Section 5.8 of the Merger Agreement are modified to not appoint the persons who are the nominees of Sun NZ, (vi) the provisions of Sections 5.17 or 5.18 of the Merger Agreement are modified, (vii) the dollar amounts set forth in Section 9.2 of the Merger Agreement are modified as follows, the $200,000 amount is increased or the $650,000 amount is decreased, and (viii) any other provision that modifies the fundamental rights or obligations of the Issuer or Lipid. If the Merger is consummated, the Purchased Shares acquired by Lipid pursuant to the Stock Purchase Agreement will be cancelled.

    Lipid shares the power to vote the 2,985,584 shares with Sun NZ, an Arizona limited liability company, Sun NMA, Inc., an Arizona corporation, and William A. Pope, an individual. The rest of the information under this section is based solely on a review of the Schedule 13DA filed on or about the same date as this Schedule 13D by Sun NZ, Sun NMA, Inc. and Mr. Pope.

    Sun NZ has three members as follows: Orion Finance Limited, a Cayman Island corporation; BHL of California, Inc., a California corporation; and Sun NMA, an Arizona corporation. The principal stockholder, executive officer and director of Orion Finance Limited is Taikichi Ito, a citizen of Japan. The principal stockholder of BHL of California, Inc. is Forward Link Nederland B.V., a Dutch corporation. The executive officers and directors of BHL of California, Inc. are: William A. Pope, a U.S. citizen, President and director; Stephen E. Renneckar, a U.S. citizen, Vice President, Secretary and director; and Chee S. Yaw, a citizen of Malaysia, Executive Vice President and Chief Financial Officer. The principal stockholder of Forward Link Nederland B.V. is Forward Link Netherlands Antilles N.V., a Netherlands Antilles corporation. The principal stockholder of Forward Link Netherlands Antilles N.V. is Forward Link Corporation, a British Virgin Islands corporation. The principal stockholder of Forward Link Corporation is Chee Ming Yaw, a citizen of Malaysia. The three Forward Link corporations referred to above are privately held. Lipid was unable to identify the executive officers and directors of these corporations. However, all of these corporations are controlled by Chee Ming Yaw and/or Chee Chik Yaw. The principal stockholder of Sun NMA is SunChase Holdings, Inc., an Arizona corporation. The executive officers and directors of Sun NMA are: William A. Pope, a U.S. citizen, President and director; and Stephen E. Renneckar, a U.S. citizen, Vice President, Secretary and director. The principal stockholder of SunChase Holdings, Inc. is Universe, Ltd., a Liberian corporation. The executive officers and directors of SunChase Holdings, Inc. are: William A. Pope, a U.S. citizen, President and director; Chee S. Yaw, a citizen of Malaysia, Executive Vice President and director; and Stephen E. Renneckar, a U.S. citizen, Vice President, Secretary and director. Universe Ltd. is controlled by Hiew Tek Seng and the Yaw family, all citizens of Malaysia. The executive officers and directors of Universe, Ltd. are: William A. Pope, a U.S. citizen, President and director; and Stephen E. Renneckar, a U.S. citizen, Vice President and director.

    The principal business address for all persons and entities listed above is c/o SunChase Holdings, Inc., 2525 East Camelback Road, Suite 888, Phoenix, Arizona 85016. The principal business of all persons and entities listed above is real estate holdings.

    During the last five years, Sun NZ, Sun NMA, Inc. and Mr. Pope have not been: (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference. Copies of the Stock Purchase Agreement and the Merger Agreement are included as Exhibits 1 and 2, respectively, to this Schedule 13D. To the best of Lipid's knowledge, except as described in this Schedule 13D, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above and between any such persons and any person with respect to any securities of the Issuer.

Item 7. Material to be filed as Exhibits.

Exhibit 1	Stock Purchase Agreement, dated July 9, 2001, between Lipid Sciences, Inc. and Sun NZ, L.L.C. (incorporated by reference to Exhibit 99.1 to NZ Corporation's Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001, SEC File No. 0-497).
Exhibit 2
Agreement and Plan of Merger, dated July 9, 2001, between Lipid Sciences, Inc. and NZ Corporation (incorporated by reference to Exhibit 2.1 to NZ Corporation's Form 8-K, filed with the Securities and Exchange Commission on July 11, 2001, SEC File No. 0-497).

SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2001

Lipid Sciences, Inc.
By:	/s/ PHIL RADLICK Phil Radlick, President and Chief Executive Officer

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  Item 1. Name of Issuer
  Item 2. Identity and Background.
  Item 3. Source and Amount of Funds and Other Consideration.
  Item 4. Purpose of Transaction.
  Item 5. Interest in Securities of the Issuer.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to be filed as Exhibits.
SIGNATURES